UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. 4)1
ICICI BANK LIMITED

(Name of Issuer)
EQUITY SHARES, PAR VALUE RS. 10

(Title of Class of Securities)
INE090A010132

(CUSIP Number)
December 31, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

[2]	This Schedule 13G/A relates to ownership of equity shares, including equity shares represented by American Depositary Shares (“ADSs”), each representing two equity shares. The CUSIP number for the ADSs, is 45104G104.

SIGNATURE
Exhibit Index
EX-1 Joint Filing Agreement

CUSIP No.	INE090A01013

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,493,396

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,493,396

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,493,396

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	INE090A01013

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,021,232

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,021,232

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,021,232

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	INE090A01013

1	NAMES OF REPORTING PERSONS Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,021,232

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,021,232

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,021,232

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	INE090A01013

1	NAMES OF REPORTING PERSONS Allamanda Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,021,232

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		92,021,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	92,021,232

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1(a).	Name of Issuer

ICICI Bank Limited (“ICICI”)
Item 1(b).	Address of Issuer’s Principal Executive Offices

ICICI Towers 4th Floor South Tower Bandra-Kurla Complex Bandra (East) Mumbai 400 051 India
Item 2(a).	Name of Person Filing
(I)	Temasek Holdings (Private) Limited (“Temasek”)

(II)	Fullerton Management Pte Ltd (“FMPL”), a wholly-owned subsidiary of Temasek

(III)	Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited) (“FFH”), a wholly-owned subsidiary of FMPL

(IV)	Allamanda Investments Pte Ltd (“Allamanda”), a wholly-owned subsidiary of FFH
Item 2(b).	Address of Principal Business Office
(I)	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

(II)	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

(III)	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

(IV)	Les Cascades Building Edith Cavell Street Port Louis, Mauritius
Item 2(c).	Citizenship
(I)	Singapore

(II)	Singapore

(III)	Singapore

(IV)	Mauritius

Item 2(d).	Title of Class of Securities

Equity shares, par value Rs. 10 per share, of ICICI (the “Equity Shares”).
Item 2(e).	CUSIP Number

INE090A01013 (for Equity Shares), 45104G104 (for ADS)
Item 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a

Not applicable.
Item 4.	Ownership
(a)	Amount beneficially owned: 92,493,396 Equity Shares
(i)	Allamanda directly owns 92,021,323 Equity Shares including Equity Shares represented by ADSs. Allamanda is wholly-owned by FFH. FFH is wholly-owned by FMPL. FMPL is wholly-owned by Temasek. Therefore, each of Temasek, FMPL and FFH may be deemed to beneficially own the 92,021,323 Equity Shares owned by Allamanda directly.

(ii)	Temasek may be deemed to beneficially own additional 309,000 Equity Shares. These Equity Shares are directly owned by Temasek Fullerton Alpha Pte. Ltd. (“Alpha”). Alpha is wholly-owned by Fullerton (Private) Limited (“FPL”). FPL is wholly-owned by Temasek.

Temasek may also be deemed to beneficially own additional 163,164 Equity Shares, including Equity Shares represented by ADSs. Fullerton Fund Management Company Ltd. (“FFMCL”) may be deemed to beneficially own these Equity Shares as a result of acting as investment manager for its clients. FFMCL is wholly-owned by FPL, and FPL is wholly-owned by Temasek.

Accordingly, as described in (i) and (ii) above, Temasek may be deemed to beneficially own 92,493,396 Equity Shares, including Equity Shares represented by ADSs.
(b)	Percent of class: The Equity Shares that may be deemed to be beneficially owned by Temasek, FMPL, FFH and Allamanda constitute approximately 8.3% of the Equity Shares outstanding. All percentage calculations in this schedule are based on the 1,112,687,495 Equity Shares reported as outstanding by ICICI as of March 31, 2008 in its most recent annual report on Form 20-F filed on September 29, 2008.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Equity Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings (Private) Limited: 92,493,396 Equity Shares
Fullerton Management Pte Ltd: 92,021,232 Equity Shares
Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited): 92,021,232 Equity Shares
Allamanda Investments Pte Ltd: 92,021,232 Equity Shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings (Private) Limited: 92,493,396 Equity Shares
Fullerton Management Pte Ltd: 92,021,232 Equity Shares
Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited): 92,021,232 Equity Shares
Allamanda Investments Pte Ltd: 92,021,232 Equity Shares
Some of the Equity Shares owned or deemed to be owned by the Reporting Persons as of December 31, 2008 include Equity Shares represented by ADSs.
Item 5.	Ownership of Five Percent or Less of a Class

N.A.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N.A.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N.A.
Item 8.	Identification and Classification of Members of the Group

N.A.
Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	TEMASEK HOLDINGS (PRIVATE) LIMITED
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Managing Director, Legal & Regulations

Dated: February 13, 2009	FULLERTON MANAGEMENT PTE LTD
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: February 13, 2009	FULLERTON FINANCIAL HOLDINGS PTE. LTD.
	By:	/s/ Francis Andrew Rozario
		Name:	Francis Andrew Rozario
		Title:	Director

Dated: February 13, 2009	ALLAMANDA INVESTMENTS PTE LTD
	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Exhibit Index
Exhibit 1	Joint Filing Agreement, dated February 13, 2009, among Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Fullerton Financial Holdings Pte. Ltd. and Allamanda Investments Pte Ltd..